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Follow-Up Materials

07020752

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

PROCESSED

FEB 05 2007

THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83- 1 FISCAL YEAR: ________

(03/94)

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

AMENDED REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

Cdn.$700,000,000 4.40 per cent Notes due January 26, 2026, being issued under the Bank's Global Debt Program (as from January 29, 2007, to be consolidated and form a single series with the Bank's Cdn.$300,000,000 4.40 per cent Notes due January 26, 2026, issued on January 26, 2006)

Filed pursuant to Rule 3 of Regulation IA

Dated: January 25, 2007

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the Cdn.$700,000,000 4.40 per cent Notes due January 26, 2026 (as from January 29, 2007, to be consolidated and form a single series with the Bank's Cdn.$300,000,000 4.40 per cent Notes due January 26, 2026, issued on January 26, 2006) (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated January 24, 2007 (the "Terms Agreement") and the Pricing Supplement dated as of January 24, 2007 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public		Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	In the case of the Cdn.$500,000,000 priced on January 16, 2007: 97.621%, plus accrued interest of Cdn.$180,821.92	0.30%	
Total:	Cdn.$488,285,821.92	Cdn.$1,500,000.00	Cdn.$486,785,821.92
Per Note:	In the case of the Cdn.$200,000,000 priced on January 18, 2007: 97.782%, plus accrued interest of Cdn.$72,328.77	0.30%	
Total:	Cdn.$195,636,328.77	Cdn.$600,000.00	Cdn.$195,036,328.77

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A

April 12, 2006

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-18/06, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Fiscal Agency Agreement, dated December 7, 1962, as supplemented from time to time, between the Bank and the Federal Reserve Bank of New York (the "Fed Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Fed Fiscal Agency Agreement and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Assistant General Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Assistant General Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 112
Tranche No.: 2

Cdn.$700,000,000 4.40 per cent Notes due 2026 (the "Notes") as from January 29, 2007 to be consolidated and form a single series with the Bank's Cdn.$300,000,000 4.40 per cent Notes due 2026 (the "Series 112 Tranche 1 Notes") issued on January 26, 2006

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Gilt Edged and Fixed Interest Market

HSBC
TD Securities

CIBC World Markets
Merrill Lynch Canada

The date of this Pricing Supplement is as of January 24, 2007

This Pricing Supplement ("Pricing Supplement") supplements the terms and conditions in, and incorporates by reference, the Prospectus dated January 8, 2001, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus.

Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus.

In connection with this issue, The Toronto-Dominion Bank ("TD") (or persons acting on behalf of TD) may over-allot Notes (provided that the aggregate principal amount of Notes allotted does not exceed 105 percent of the aggregate principal amount of the Notes) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that TD (or persons acting on behalf of TD) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Notes and 60 days after the date of the allotment of the Notes.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	(a) Series No.:	112
	(b) Tranche No.:	2
2.	Aggregate Principal Amount:	Cdn.$700,000,000 As from the Issue Date, the Notes will be consolidated and form a single series with the Series 112 Tranche 1 Notes.

3.	Issue Price:	(a) in the case of the Cdn.$500,000,000 principal amount launched on January 16, 2007, Cdn.$488,285,821.92, which represents the sum of 97.621 per cent of the Aggregate Principal Amount plus three days' accrued interest, and (b) in the case of the Cdn.$200,000,000 principal amount launched on January 18, 2007, Cdn.$195,636,328.77, which represents the sum of 97.782 per cent of the Aggregate Principal Amount plus three days' accrued interest
4.	Issue Date:	January 29, 2007
5.	Form of Notes (Condition 1(a)):	Registered only. See also "Additional Information regarding the Description of the Notes—Form, Denomination and Registration" below.
6.	Authorized Denomination(s) (Condition 1(b)):	Cdn.$1,000 or any integral multiple thereof
7.	Specified Currency (Condition 1(d)):	Canadian Dollars (Cdn.$) being the lawful currency of Canada
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	Canadian Dollars
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	Canadian Dollars
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	January 26, 2026
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	January 26, 2007

13. Fixed Interest Rate (Condition 5(I)):	
(a) Interest Rate:	4.40 per cent per annum
(b) Fixed Rate Interest Payment Date(s):	Semi-annually in arrear on July 26 and January 26 in each year commencing on July 26, 2007; the aggregate amount of annual interest payable in a period of one full year (the "Annual Interest Amount") shall be calculated on the Aggregate Principal Amount; the aggregate amount of semi-annual interest payable shall equal one-half of the Annual Interest Amount. Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention.
(c) Fixed Rate Day Count Fraction(s):	Whenever it is necessary to compute any amount of accrued interest in respect of the Notes for a period of less than one full year, other than with respect to regular semi-annual interest payments, such interest shall be calculated on the basis of the actual number of days in the period and a year of 365 or 366 days, as the case may be (the "Actual/Actual Canadian Compound Method").
14. Relevant Financial Center:	New York, Toronto and London
15. Relevant Business Days:	New York, Toronto and London
16. Issuer's Optional Redemption (Condition 6(e)):	No
17. Redemption at the Option of the Noteholders (Condition 6(f)):	No
18. Governing Law:	New York

19. Selling Restrictions:	The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement, and the description contained in the Terms Agreement.
(a) United States	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
(b) United Kingdom:	Each of the Managers agree that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(c) Canada	Each of the Managers severally acknowledges, represents and agrees that (a) no prospectus has been issued or will be issued in respect of the Notes for distribution to the public under applicable Canadian securities laws, and (b) the Notes may not be offered or sold, directly or indirectly, in Canada except in compliance with applicable Canadian securities laws and accordingly, any sales of the Notes will be made (i) through a Canadian chartered bank, an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements under applicable Canadian securities laws; and (ii) pursuant to an exemption from the prospectus requirements of such securities laws.
(d) General	Other than the filing with the applicable provincial regulatory authorities in Canada of the documents and other information required to be filed with such regulatory authorities in order that the Notes will qualify as debt securities described in section 2.34(2)(g) of National Instrument 45-106 – Prospectus and Registration Exemptions (Canada), no action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Gilt Edged and Fixed Interest Market
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	CDS Clearing and Depository Services Inc. ("CDS") and through direct or indirect participants in CDS: DTC; Euroclear; Clearstream, Luxembourg For Clearance and Settlement Procedures, see "Additional Information regarding Clearing and Settlement" below.
3.	Syndicated:	Yes
4.	If Syndicated:	
	(a) Liability:	Several and not joint
	(b) Joint Lead Managers:	The Toronto-Dominion Bank HSBC Securities (Canada) Inc.
	(c) Stabilizing Manager:	The Toronto-Dominion Bank
5.	Commissions and Concessions:	0.30% underwriting commission
6.	Codes:	
	(a) Common Code:	024213552
	(b) ISIN:	US 458182CZ31
	(c) CUSIP:	458182CZ3
7.	Identity of Managers:	HSBC Securities (Canada) Inc. The Toronto-Dominion Bank Canadian Imperial Bank of Commerce, London Branch Merrill Lynch Canada Inc.

8. Provisions for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note(s):	No
(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto. See "Additional Information regarding the Description of the Notes—Form, Denomination and Registration" below.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

Additional Information regarding the Description of the Notes

Form, Denomination and Registration

The Notes will be issued in the form of a fully registered global note registered in the name of CDS & CO., as nominee of CDS and held by CDS (the "Global Note"). Beneficial interests in the Global Note will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in CDS. Investors may elect to hold interests in the Global Note directly through any of CDS (in Canada), DTC (in the United States) or Clearstream, Luxembourg or Euroclear (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. DTC will hold interests on behalf of its participants directly through its account at CDS and Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian schedule I chartered bank ("Canadian Subcustodians"), which in turn will hold such interests in customers' securities accounts in the names of the Canadian Subcustodians on the books of CDS. Except in the limited circumstances described below, owners of beneficial interests in the Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered owners or holders thereof under the Global Agency Agreement.

All Notes will be recorded in a register maintained by the Registrar and will be registered in the name of CDS & CO. for the benefit of owners of beneficial interests in the Global Note, including participants of DTC, Clearstream, Luxembourg and Euroclear.

Definitive Certificates

No beneficial owner of the Notes will be entitled to receive physical delivery of the Notes in definitive form except in the limited circumstances described below.

If CDS notifies the Bank that it is unwilling or unable to continue as depositary in connection with the Global Note or ceases to be a recognized clearing agency under the Securities Act (Ontario) or other applicable Canadian securities legislation, and a successor depositary is not appointed by the Bank within 90 days after receiving such notice or becoming aware that CDS is no longer so recognized, the Bank will issue or cause to be issued fully registered Notes in definitive form upon registration of, transfer of, or in exchange for, the Global Note. The Bank may also at any time and in its sole discretion determine not to have any of the Notes held in the form of the Global Note and, in such event, will issue or cause to be issued fully registered Notes in definitive form upon registration of, transfer of, or in exchange for, such Global Note.

Additional Information regarding Clearing and Settlement

Links have been established among CDS, DTC, Clearstream, Luxembourg and Euroclear to facilitate initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading. CDS will be directly linked to DTC, Clearstream, Luxembourg and Euroclear through the CDS accounts of their respective Canadian Subcustodians.

The Clearing Systems

CDS was formed in November 2006 pursuant to the restructuring of The Canadian Depository for Securities Limited ("CDS Ltd.") After the restructuring, CDS Ltd., incorporated in 1970, remains the holding company for CDS and two other operating subsidiaries. CDS is Canada's national securities clearing and depositary services organization. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants ("CDS Participants") include banks (including the Canadian Subcustodians), investment dealers and trust companies and may include certain of the Managers. Indirect access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in Notes in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary, Vancouver and Halifax to centralize securities clearing functions through a central securities depositary.

CDS is wholly-owned by CDS Ltd., a private corporation, owned one-third by investment dealers, one-third by banks and one-third by trust companies through their respective industry associations. CDS is the exclusive clearing house for equity trading on the Toronto Stock Exchange and also clears a substantial volume of "over the counter" trading in equities and bonds.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available Canadian dollar funds.

Secondary market trading between CDS Participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules. Secondary market trading between Clearstream, Luxembourg participants and or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Transfers between CDS and DTC, Clearstream, Luxembourg or Euroclear. Cross-market transfers between persons holding directly or indirectly through CDS Participants,

on the one hand, and directly or indirectly through DTC, Clearstream, Luxembourg or Euroclear participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian Subcustodian to take action to effect final settlement on its behalf by delivering or receiving Notes in CDS, and making or receiving payment in accordance with normal procedures for settlement in CDS. DTC participants, Clearstream, Luxembourg participants and Euroclear participants may not deliver instructions directly to CDS or the Canadian Subcustodians.

Because of time-zone differences, credits of Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a CDS Participant will be made during subsequent securities settlement processing and dated the business day following the CDS settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Clearstream, Luxembourg participants or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream, Luxembourg participant or a Euroclear participant to a CDS Participant will be received with value on the CDS settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in CDS.

Transfers Between DTC, Clearstream, Luxembourg or Euroclear. Cross-market transfers between Clearstream, Luxembourg, Euroclear and DTC participants will be effected in CDS.

When Notes are to be transferred from the account of a DTC participant to the account of a Clearstream, Luxembourg participant or Euroclear participant, the DTC participant will transmit instructions to DTC on settlement date. The Clearstream, Luxembourg participant or Euroclear participant will transmit instructions to Clearstream, Luxembourg or Euroclear at least one business day prior to the settlement date. One business day prior to settlement date Clearstream, Luxembourg and on settlement date Euroclear, will transmit trade instructions to its respective Canadian Subcustodian. The beneficial interests in the Notes and payments for such beneficial interests will be transferred in CDS by DTC and the respective Canadian Subcustodians for Clearstream, Luxembourg and Euroclear.

Although CDS, DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of CDS, DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Additional Information regarding Currency Conversions

Currency Conversions

Initial purchasers are required to make payment in Canadian dollars. The Managers are prepared to arrange for the conversion of U.S. dollars into Canadian dollars to enable United States investors to make payment in Canadian dollars. Each such conversion will be made by such Manager on such terms and subject to such conditions, limitations and charges as such Manager may from time to time establish in accordance with its regular foreign exchange practices, and subject to applicable United States laws and regulations. All costs of conversions will be borne by such investors. See "Certain Risk Factors—Exchange Rate Risks and Exchange Controls" in the Prospectus.

Principal and interest payments in respect of the Notes (including Notes in definitive form issued in exchange for the Global Note as described above under "Definitive Certificates") are payable in Canadian dollars, but owners of beneficial interests in Notes held through DTC ("DTC Beneficial Owners") will receive such payments in U.S. dollars, unless they elect, through DTC and its participants, to receive payments in Canadian dollars as set forth below. Payments of principal and interest on Notes held through DTC will be converted to U.S. dollars in accordance with procedures established from time to time by CDS and DTC and paid to Cede & Co. for payment to DTC Beneficial Owners. All costs of such conversion will be borne by DTC Beneficial Owners receiving U.S. dollars by deduction from such payments. If there is no facility in place between CDS and DTC for the exchange of Canadian dollars into U.S. dollars, payment of the aggregate amount due to all DTC Beneficial Owners on the payment date will be made in Canadian dollars outside of DTC, unless alternative arrangements acceptable to both CDS and DTC are made by the Bank. A DTC Beneficial Owner may elect to receive payment in respect of the principal of or interest on the Notes in Canadian dollars by notifying the DTC participant through which its Notes are held on or prior to the applicable record date (in the case of an interest payment) or at least fifteen days prior to maturity (in the case of a principal payment) of (i) such DTC Beneficial Owner's election to receive all or a portion of such payment in Canadian dollars and (ii) wire transfer instructions to a Canadian dollar account with respect to any payment to be made in Canadian dollars. Such DTC participant must notify DTC of such election and wire transfer instructions on or prior to the third New York business day after such record date for any payment of interest and on or prior to the twelfth day prior to the payment of principal. DTC will notify CDS of such election and wire transfer instructions on or prior to the fifth New York business day after such record date for any payment of interest and on or prior to the tenth day prior to the payment of principal. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC and by DTC to CDS, on or prior to such dates, the DTC Beneficial Owner will receive payment in Canadian dollars outside of DTC; otherwise only U.S. dollar payments will be made through DTC. In this paragraph, "New York business day" means a day on which banking institutions in New York, New York are not authorized or obligated by law or regulation to close.

Investors will be subject to foreign exchange risks as to payments in respect of principal and interest that may have important economic and tax consequences to them.

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________
Name: Eloy B. García
Title: Senior Deputy Finance Manager & Treasurer

Exhibit C

TERMS AGREEMENT NO. 112-2 UNDER THE PROGRAM

January 24, 2007

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "Bank") the Bank's Cdn.$700,000,000 4.40 per cent Notes due January 26, 2026 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. Toronto time on January 29, 2007 (the "Settlement Date"), at an aggregate purchase price of Cdn.$ 683,922,150.69, adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. For the avoidance of doubt, you and the undersigned understand that, as of the settlement date, the Notes will be consolidated and form a single series with the Bank's Cdn.$300,000,000 4.40 per cent Notes due 2026 (Tranche 1) issued on January 26, 2006. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that (a) the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof; and (b) as of the date hereof, all documents or other information required by the applicable provincial regulatory authorities in Canada to be filed in order that the Notes will qualify as debt securities described in section 2.34(2)(g) of National Instrument 45-106 – Prospectus and Registration Exemptions (Canada) have been filed with such regulatory authorities by or on behalf of the Issuer.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes

hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: the issue prices of (a) 97.621 per cent of the Cdn.$500,000,000 principal amount (Cdn.$488,105,000.00) and (b) 97.782 per cent of the Cdn.$200,000,000 principal amount (Cdn.$195,564,000.00); plus Cdn.$253,150.69 in accrued interest less an underwriting commission of 0.30 per cent (Cdn.$2,100,000.00). For the avoidance of doubt, the Managers' purchase price after the above adjustments shall be Cdn.$681,822,150.69.

   The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

<u>Name</u>	<u>Principal Amount</u> (Cdn.$)
HSBC Securities (Canada) Inc.	332,500,000
The Toronto-Dominion Bank	332,500,000
Canadian Imperial Bank of Commerce, London Branch	17,500,000
Merrill Lynch Canada Inc.	17,500,000

2. Payment for the Notes shall be made on the Settlement Date by The Toronto-Dominion Bank to the Bank by transfer in immediately available funds to an account designated by the Bank. The Notes shall be issued in the form of a registered global note (the "CDS Global Note") which shall be registered in the name of CDS & CO. as nominee for CDS Clearing and Depository Services Inc. ("CDS"). Delivery of the Notes shall be made to The Toronto-Dominion Bank or to their order for the respective accounts of the several Managers on the Settlement Date.

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed The Toronto-Dominion Bank as Stabilizing Manager with respect to this issue of Notes.

4. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto;

- a copy of the letter agreement, dated January 24, 2007, appointing TD Securities Inc. as an agent pursuant to Section 3 of the Agency Agreement, duly executed by the parties thereto; and

- a copy of the most recently delivered documents referred to in Section 6(b) of the Standard Provisions.

5. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

6. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Capital Markets Division
Telephone: 202-623-2441
Facsimile: 202-623-3388

FOR THE MANAGERS:

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB
United Kingdom
Attention: Origination and Syndication Desk
Telephone: +44 (0) 20 7628 2262
Facsimile: +44 (0) 20 7628 1054

7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

8. To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i) Acknowledges that: under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1993, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(ii) Represents and agrees that (A) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (B) it has complied and will comply with all applicable provisions of the Financial Services and

Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Severally acknowledges, represents and agrees that (a) no prospectus has been issued or will be issued in respect of the Notes for distribution to the public under applicable Canadian securities laws, and (b) the Notes may not be offered or sold, directly or indirectly, in Canada except in compliance with applicable Canadian securities laws and accordingly, any sales of the Notes will be made (i) through a Canadian chartered bank, an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements under applicable Canadian securities laws; and (ii) pursuant to an exemption from the prospectus requirements of such securities laws.

(iv) Other than the filing with the applicable provincial regulatory authorities in Canada of the documents and other information required to be filed with such regulatory authorities in order that the Notes will qualify as debt securities described in section 2.34(2)(g) of National Instrument 45-106 – Prospectus and Registration Exemptions (Canada), no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

The Toronto-Dominion Bank

on behalf of

HSBC Securities (Canada) Inc.
Canadian Imperial Bank of Commerce, London Branch
Merrill Lynch Canada Inc.
(the "Managers")

By:

Company: The Toronto-Dominion Bank
Name: Moti Jungreis
Title: Attorney-in-fact for each of the several Managers named above

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By:

Name: Eloy B. García
Title: Senior Deputy Finance Manager & Treasurer